Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

November 10, 2010

By Fax and Edgar

Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission

Re: Havaya Corp.
Registration Statement on Form S-1
Amended November 10, 2010
File No. 333-165083

Dear Mr. Mancuso:

Thank you for advising us that the Commission has reviewed the above-referenced registration statement (the “Registration Statement”) of Havaya Corp. (the “Company”).  The Company hereby requests acceleration of the effective date of the Registration Statement to November 12, 2010 at 3:00 p.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective pursuant to this request, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact our counsel, Steve Kronengold, at (718) 360-5351.

Sincerely,

/s/ Avraham Grundman
Avraham Grundman,
President and Treasurer
Havaya Corp.

VIA EDGAR
cc:	Joseph McCann
Securities and Exchange Commission,
Division of Corporation Finance - Edgar